SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                       World Information Technology, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                                   981485 20 4
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                                 (Cusip Number)

                                January 18, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981485 20 4                  13G                           Page 2 of 4
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gary D. Morgan
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                       1,850,000(1)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,000,000(2)
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,850,000(1)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,000,000(2)
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,850,000
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    No                                                                     |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.87%(3)
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1 (a). Name of Issuer:

      World Information Technology, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

      500 N. Rainbow
      Suite 300
      Las Vegas, Nevada 89107

Item 2(a). Name of Person Filing:

      Gary D. Morgan

Item 2(b). Address of Principal Business Office or, if none, Residence:

      6535-F Parkview Drive
      Boca Raton, Florida 33433

Item 2(c). Citizenship:

      United States

Item 2(d). Title of Class of Securities:

      Common Stock, par value $.001 per share.

Item 2(e). CUSIP Number:

      981485 20 4

Item 3. Type of Person:

      Not applicable.

Item 4. Ownership:

      a.    Amount Beneficially owned:

            2,850,000

      b.    Percent of Class:

            6.87%(3)

      c.    Number of shares as to which person has:

            (i)   Sole power to vote or to direct the vote:

                  1,850,000(1)

            (ii)  Shared power to vote or to direct the vote:

                  1,000,000(2)

            (iii) Sole power to dispose or to direct the disposition of:

                  1,850,000(1)

            (iv)  Shared power to dispose or to direct the disposition of:

                  1,000,000(2)

Item 5. Ownership of Five Percent or less of a Class:

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

      Not applicable.

Item 8. Identification and Classification of Members of the Group:

      Not applicable.

Item 9. Notice of Dissolution of Group:

      Not applicable.

Item 10. Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: February 4, 2004


                                        /s/ Gary D. Morgan
                                        ----------------------------------------
                                        Gary D. Morgan

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(1)   Includes warrants to purchase up to 500,000 shares of common stock.

(2) Includes warrants to purchase up to 1,000,000 shares of common stock owned by Vantage Consulting Group, LLC, of which Mr. Morgan is a member.

(3) Based on a total outstanding of 41,465,392 shares of common stock assuming the exercise of outstanding warrants beneficially owned by the reporting person.